FORM 3

                    UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION          _____________________
                WASHINGTON, D.C.  20549             |    OMB APPROVAL     |
                                                    |---------------------|
                 INITIAL STATEMENT OF               |OMB NUMBER: 3235-0104|
          BENEFICIAL OWNERSHIP OF SECURITIES        |EXPIRES:             |
                                                    |   SEPTEMBER 30, 2001|
      Filed pursuant to Section 16(a) of the        |ESTIMATED AVERAGE    |
        Securities Exchange Act of 1934,            |BURDEN HOURS         |
       Section 17(a) of the Public Utility          |PER RESPONSE..... 0.5|
         Holding Company Act of 1935                |_____________________|
      or Section 30(f) of the Investment
             Company Act of 1940
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1.  Name and Address of Reporting Person
        Unitrin, Inc.
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       (Last)                      (First)                    (Middle)

        One East Wacker Drive
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                                  (Street)

        Chicago                       IL                        60601
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       (City)                      (State)                      (Zip)

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2.  Date of Event Requiring Statement (Month/Day/Year)
        May 16, 2001
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3.  I.R.S. Identification Number of Reporting Person, if an entity
    (voluntary)

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4.  Issuer Name and Ticker or Trading Symbol
         Northrop Grumman Corporation (formerly NNG, Inc.)         NOC
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5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)
    (   ) Director
    ( X ) 10% Owner
    (   ) Officer (give title below)
    (   ) Other (specify title below)
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6.  If Amendment, Date of Original (Month/Day/Year)

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7.  Individual or Joint/Group Filing (Check Applicable Line)
     X   Form filed by One Reporting Person
    ---
         Form filed by More than One Reporting Person
    ---
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TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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|1. Title of Security|2. Amount of   |3. Ownership   |4. Nature of        |
|   (Instr. 4)       |   Securities  |   Form: Direct|   Indirect         |
|                    |   Beneficially|   (D) or      |   Beneficial       |
|                    |   Owned       |   Indirect (I)|   Ownership        |
|                    |   (Instr. 4)  |   (Instr. 5)  |   (Instr. 5)       |
|--------------------|---------------|---------------|--------------------|

Common Stock             4,329,189          I         By Trinity Universal
                                                      Insurance Company,
                                                      a wholly-owned
                                                      subsidiary

Common Stock             3,336,092          I         By United Insurance
                                                      Company of America, a
                                                      wholly-owned subsidiary

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TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED
          (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title of Derivative Security (Instr. 4)

         Series B Convertible Preferred Stock
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2. Date Exercisable and Expiration Date (Month/Day/Year)

       See note 1 below.                        See note 1 below.
   ------------------------                -------------------------
       Date Exercisable                          Expiration Date
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3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)

          Common Stock                           1,617,140
   ---------------------------        -------------------------------
            Title                        Amount or Number of Shares
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4. Conversion or Exercise Price of Derivative Security

         $109.7534
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5. Ownership Form of Derivative Security: Direct(D) or Indirect(I)
   (Instr. 5)

      1,462,314               D

        312,498               I      By Trinity Universal Insurance Company,
                                     a wholly-owned subsidiary
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6. Nature of Indirect Beneficial Ownership (Instr. 5)

   See above in Item 5 of this table.


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   EXPLANATION OF RESPONSES:

1. The Series B Convertible Preferred Stock is convertible into Common Stock at a conversion price of $109.7534. The conversion price is subject to adjustment in the event of certain dividends and distributions; a reclassification; a merger, consolidation or sale of substantially all of the issuer's assets; liquidation or distribution and certain other events. The Series B Convertible Preferred Stock first became convertible on May 16, 2001. It is mandatorily redeemable for cash on April 4, 2021.


         UNITRIN, INC.


         By:    /s/ David F. Bengston                        May 23, 2001
            -------------------------------              ---------------------
         Name:    David F. Bengston                             DATE
         Title:   Vice President

    **  SIGNATURE OF REPORTING PERSON
-----------------------------

    ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78ff(a).

NOTE: FILE THREE COPIES OF THIS FORM, ONE OF WHICH MUST BE MANUALLY SIGNED. IF SPACE IS INSUFFICIENT, SEE INSTRUCTION 6 FOR PROCEDURE.

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.
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